650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

October 20, 2009

VIA EDGAR AND FACSIMILE

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Limelight Networks, Inc.
Form 10-K For Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Commission File Number 001-33508

Dear Ms. Collins:

On behalf of Limelight Networks, Inc. (the “Company”), I refer to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated October 6, 2009 relating to the above-referenced annual report on Form 10-K (the “Letter”). The purpose of this letter is to inform you in writing that the Company is reviewing the Staff’s comments and is in the process of preparing a response to the Letter. The Company intends to submit a response to the Letter on or before October 28, 2009.

Please direct any questions or comments regarding this letter to the undersigned at (650) 354-4152 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jonna Anderson
Jonna Anderson

cc:	Jason Niethamer, Senior Staff Accountant
Christine Davis, Assistant Chief Accountant
Ryan Houseal, Staff Attorney
Mark Shuman, Legal Branch Chief
Division of Corporation Finance, Securities and Exchange Commission

Douglas S. Lindroth, Senior Vice President, Chief Financial Officer and Treasurer
Philip C. Maynard, Senior Vice President, Chief Legal Officer and Secretary
Limelight Networks, Inc.

Mark Reinstra
Wilson Sonsini Goodrich & Rosati, Professional Corporation

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